EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
03/02/2026	SELL	4,481	12.15
03/04/2026	SELL	6,388	12.04
03/05/2026	SELL	6,775	11.98
03/09/2026	SELL	848	11.70
03/10/2026	SELL	53,428	11.71